
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 6, 2023

Dan H. Arnold
Chief Executive Officer and President
LPL Financial Holdings Inc.
4707 Executive Drive
San Diego, CA 92121

> **Re: LPL Financial Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed September 22, 2023**
> **File No. 333-274631**

Dear Dan H. Arnold:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed September 22, 2023

General

1. We note that LPL Holdings Inc., which appears to be a majority-owned subsidiary of LPL Financial Holdings Inc., intends to issue convertible debt securities. Please provide us with your analysis as to why the use of Form S-3 is appropriate to register LPL Holding's debt securities. In this regard, please see General Instruction I.C.2 to to C.5 of Form S-3, which provide that a majority-owned subsidiary of an S-3 eligible company may offer securities registered on Form S-3 if they are non-convertible securities, other than common equity. Please also see Securities Act Forms C&DI paragraph 217.02 located on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. In this regard, please also clarify what the LPL Holdings Inc. convertible debt is convertible into.

2. We note that LPL Capital Partners, Inc. and LPL Insurance Associates, Inc. are named as co-registrants. Please provide us an analysis supporting your conclusion that LPL

Capital Partners, Inc. and LPL Insurance Associates, Inc. are eligible to use Form S-3 to register the guarantees of the debt securities of LPL Holdings, Inc.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Thomas Fraser